

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2013

Via E-mail
Mr. Arun Nayar
Chief Financial Officer
Tyco International Ltd.
Freier Platz 10,
CH-8200 Schaffhausen, Switzerland

> **Re: Tyco International Ltd.**
> **Form 10-K for the Fiscal Year Ended September 28, 2012**
> **Filed November 16, 2012**
> **File No. 001-13836**

Dear Mr. Nayar:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 28, 2012

Non-US GAAP Measure, page 63

1.   Please revise to disclose how you calculate the foreign currency adjustment.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 66

2.   Per your disclosure on page 14, you are a large buyer of metals and other non-metal commodities including fossil fuels for your manufacturing operations and vehicle fleet and are exposed to price volatility which could have a material adverse effect on your financial condition, results of operations or cash flows. As stated hereunder, your

portfolio of derivative financial instruments includes, from time to time, commodity swaps and forward commodity contracts. Tell us how you considered qualitative and quantitative disclosures on market price risk inherent in derivative commodity instruments and other commodity instruments with similar characteristics, to the extent that such instruments are not derivative instruments. Refer to Item 305 of Regulation S-K. If your commodity swap activity is not fully captured in your period-end balance sheets, please enhance your disclosure to describe intra-period commodity swap activity to facilitate investor understanding of the impact of the transactions on your liquidity or results of operations. Refer to http://www.sec.gov/rules/interp/2010/33-9144fr.pdf. As applicable, please revise Note 13, Financial Instruments, to disclose the derivative commodity instruments.

Asbestos Matters, page 126

3.   If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

4.   Per your annual valuation process, you revised your look-back period from five to three years and your look-forward period from seven to fifteen years. Please disclose the effect of the change in your estimate on income from continuing operations, net income, and any related per-share amounts. Refer to ASC 250-10-50-4.

5.   We note your disclosure that the amounts recorded for asbestos-related liabilities and insurance-related assets are based on your strategies for resolving asbestos claims, currently available information and a number of estimates and assumptions, which include the number and type of new claims, the average cost of claim resolutions, the resolution of coverage issues with insurance carriers, amount of insurance and the solvency risk with respect to your insurance carriers. We further note your disclosure on page 22 that a change in one or more of the inputs or the methodology that you use to estimate the asbestos liability (such as policy triggers, policy or contract interpretation, success in litigation in certain cases, the methodology for allocating claims to policies, etc.) could materially change the estimated liability and associated cash flows for pending and future claims. Please expand your discussion of critical accounting policies and estimates concerning asbestos-related contingencies and insurance receivables, including a sensitivity analysis on certain changes to inputs or methodology that could materially impact the estimated liability and associated cash flows for pending and future claims.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

Cc: Judith Reinsdorf, General Counsel